

Mail Stop 4628

November 2, 2015

<u>Via E-mail</u>
Michael H. Lou
Chief Financial Officer
Oasis Petroleum Inc.
1001 Fannin Street, Suite 1500
Houston, Texas 77002

> **Re: Oasis Petroleum Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 26, 2015**
> **Supplemental response dated November 2, 2015**
> **File No. 001-34776**

Dear Mr. Lou:

We have reviewed your November 2, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 30, 2015 letter.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Overview, page 48

1.   We note the proposed disclosure provided in your response to prior comment 1 and reissue the comment. Your proposed disclosure states that if commodity prices remain at current levels, while assuming all other inputs remain constant, you expect a material revision to your previously reported estimated net proved reserves. Based on this disclosure, it appears that the current commodity price environment reflects a known

material trend and uncertainty that is reasonably likely to impact your reserve quantities. Items 303(a)(1), (2)(ii) and (3)(ii) of Regulation S-K, as well as Instruction 3 to that guidance, require you to address the reasonably likely effects of trends and uncertainties on liquidity, capital resources, and results of operations. SEC Release No. 33-8350 clarifies that quantified disclosure regarding the effects of known material trends and uncertainties should be provided, and may be required, if quantitative information is reasonably available. Please revise your disclosure accordingly.

2. The proposed disclosure provided in your response to prior comment 1 includes a statement that the difference between the expected undiscounted future cash flows and the carrying value of your proved oil and natural gas properties has narrowed as of September 30, 2015. Please revise to provide expanded disclosure addressing the following:
    - State the percentage by which the undiscounted cash flows exceeded the carrying value of your oil and gas properties as of September 30, 2015;
    - Describe how the key assumptions used to determine the undiscounted cash flows changed from December 31, 2014 to September 30, 2015;
    - Discuss the degree of uncertainty associated with these key assumptions; and
    - Identify potential events and/or changes in circumstances that could reasonably be expected to negatively affect these key assumptions.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief
Office of Natural Resources